Exhibit 99.1

Dominion Diamond Corporation reports Diavik Diamond Mine Fourth Calendar Quarter Production

YELLOWKNIFE, NT, Jan. 19, 2015 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") reports Diavik Diamond Mine production results for the fourth calendar quarter of 2014:

Diavik Diamond Mine Production (100% basis)
	Q4 2014	Q4 2013	% Change	Full Year 2014	Full Year 2013	% Change
Tonnes processed (millions)	0.51	0.54	(5%)	2.28	2.12	8%
Carats Recovered (millions)	1.54	2.07	(25%)	7.23	7.24	(0%)

Processing volumes in the fourth calendar quarter were 5% lower than the same quarter of the prior year due to the improved processing rates in prior quarters fully exhausting the stockpiled ore by the third calendar quarter.  This resulted in only run of mine ore being processed in the fourth quarter.

Carats recovered in the fourth calendar quarter were 25% lower than the comparable quarter of the prior year as a result of lower realized grades in all three ore bodies and a higher proportion of the lower grade A154 North ore being processed in the fourth calendar quarter of 2014 than in the comparable calendar quarter of 2013.

A new mine plan and budget for calendar 2015 has been approved by Rio Tinto plc and the Company.

Run of Mine Production Diavik Diamond Mine (100% basis)	Tonnes Mined and Processed (millions)	Carats (millions)
Mine Plan for Calendar 2015	2.1	6.7

The plan for calendar 2015 foresees Diavik Diamond Mine production of approximately 6.7 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418.  In addition to the 6.7 million carats produced from run of mine ore, there will be production from Coarse Ore Rejects ("COR"). This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Diavik Diamond Mine Production 40% basis

For the three months ended Dec 31, 2014				For the three months ended Dec 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	45	176	3.93	51	220	4.28
A-154 North	77	159	2.06	69	144	2.10
A-418	82	270	3.29	94	418	4.46
COR	-	12	-	2	44	-
Total	204	617	2.96(a)	216	826	3.66(a)
(a) Grade has been adjusted to exclude COR

For the twelve months ended Dec 31, 2014				For the twelve months ended Dec 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	200	760	3.80	228	976	4.29
A-154 North	357	766	2.14	288	606	2.11
A-418	350	1,278	3.65	326	1,160	3.56
COR	3	88	-	6	155	-
Total	910	2,892	3.09(a)	848	2,897	3.26(a)
(a) Grade has been adjusted to exclude COR

Pricing
Based on the Company's sales during the fourth calendar quarter of 2014 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.

Diavik Ore Type	December 2014 Average Price per Carat (in US dollars)
A-154 South	$140
A-154 North	$185
A-418	$100
COR	$50

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plans for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:05e 19-JAN-15